Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Three Months
	Ended March 31,		Fiscal Year Ended
	2009	2008	2008	2007	2006	2005	2004

Loss from Continuing Operations Before Taxes	$(131)	$(187)	$(312)	$(1,168)	$(810)	$(715)	$(478)
Interest on Debt, Net of Capitalized Interest	146	144	570	609	670	543	486
Amortization of Capitalized Interest	—	13	48	68	68	68	68
Interest Expense Portion of Rental Expense	17	17	68	63	44	25	29

Earnings (Losses) Available for Fixed Charges	$32	$(13)	$374	$(428)	$(28)	$(79)	$105

Interest on Debt	$146	$144	$570	$609	$670	$543	$486
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	17	17	68	63	44	25	29

Total Fixed Charges	$163	$161	$638	$672	$714	$568	$515

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(131)	$(174)	$(264)	$(1,100)	$(742)	$(647)	$(410)

Financial information contained in the above table has been adjusted for the retrospective application of FSP APB 14-1.